UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38456
A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Columbia Bank Savings and Investment Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Columbia Financial, Inc.
19-01 Route 208 North
Fair Lawn, New Jersey 07410

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN

Financial Statements and Schedules

December 31, 2022 and 2021
(With Report of Independent Registered Public Accounting Firm)

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Plan Participants and Columbia Bank's Savings and Investment Committee
Columbia Bank Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Columbia Bank Savings and Investment Plan (the "Plan") as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Delinquent Participant Contributions (Schedule H, Line 4a) and Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) as of and for the year ended December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2022 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP

We have served as the Plan's auditor since 2020.

Parsippany, New Jersey
June 28, 2023

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	December 31,
	2022	2021
Assets:
Investments:
Employer common stock	$20,368,498	$21,492,020
Investment in mutual funds, at fair value	95,040,527	117,006,712
Total investments	115,409,025	138,498,732

Receivables:
Employee contributions receivable	138,288	—
Employer contributions receivable	66,951	—
Notes receivable from participants	339,838	354,978
Total receivables	545,077	354,978
Total assets	115,954,102	138,853,710
Net assets available for benefits	$115,954,102	$138,853,710

See accompanying notes to financial statements.

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022

Additions:
Investment income:
Interest and dividends	$5,442,401

Other income	171,511

Interest income on notes receivable from participants	20,106

Contributions:
Employee	4,966,344
Rollovers	1,990,682
Employer, net of forfeitures	2,086,554
Total contributions	9,043,580

Total additions	14,677,598

Deductions:
Net depreciation in fair value of investments	29,967,009
Benefits paid to participants	7,591,082
Administrative expenses	19,115
Total deductions	37,577,206

Net decrease in net assets	(22,899,608)
Net assets available for benefits at beginning of year	138,853,710
Net assets available for benefits at end of year	$115,954,102

See accompanying notes to financial statements.

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021
(1)Description of Plan

The following description is provided for general information summary purposes. Participants of Columbia Bank Savings and Investment Plan (the "Plan") should refer to the Summary Plan Document for a more complete description of the Plan’s provisions.

(a)General

The Plan is a participant-directed, defined contribution plan covering those employees of Columbia Bank and its subsidiaries (the "Bank") under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Bank. Participants are allowed to begin contributions to the Plan effective the first day of the month following their hire date. Contributions are deposited with and invested by Fidelity Management Trust Company ("FMTC"), the trustee of the Plan, effective February 3, 2022, when the assets in the Plan were transferred from Newport Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Columbia Bank Savings and Investment Plan Committee is responsible for the oversight of the Plan.

Effective May 1, 2022, the Adoption Agreement provides that each former employee of RSI Bancorp, MHC, RSI Bancorp, Inc. and RSI Bank (collectively "RSI Bank") who became employed by the Company in connection with the acquisition of RSI Bank by the Company shall have his or her service with RSI Bank prior to such acquisition taken into account hereunder for purposes of determining his or her vested interest to the same extent that such service would have been taken into account for such purpose had it been performed as an employee of the Company.

(b)Eligibility

Generally, all non-union full time, part time and temporary employees of the Bank with more than 1,000 hours of service are eligible to participate in the Plan on the first day of the month following their hire date.

(c)Contributions

Participants may elect to make tax deferred contributions by payroll deduction at an annual amount of up to 60% of total pay up to a maximum amount allowed by the Internal Revenue Service (the "IRS"), as defined in the Plan. Participants who have attained age 50 before the end of the Plan year and who are making deferral contributions to the Plan are eligible to make catch-up contributions of up to a maximum of $6,500 for the year ended December 31, 2022. The Plan also allows Roth contributions. The Bank will contribute an amount on the participant’s behalf equal to 100% of that portion of the participant’s contribution of the first 3.00% for employees hired prior to October 1, 2018, and the first 4.50% of contributions for employees hired on or after October 1, 2018, generally, after six months of service. The participant may change the contribution percentage monthly, and any change in a participant’s pay will automatically change the participant’s and the Bank’s contributions. The Bank’s Board of Directors, if profits permit, may authorize that an additional contribution be made during the Plan year. There were no additional contributions made for the year ended December 31, 2022.
All new employees are automatically enrolled in the Plan 30 days after they first become eligible with an automatic participant contribution percentage of 4.50% of eligible compensation. After six months of service they are entitled to the company match based on their contribution election with a maximum match of 4.50%. Enrolled participants may change their contribution rates at any time, including electing not to contribute to the Plan.

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021
(d)Participant Accounts

Each participant's account is valued on a daily basis, and credited with the participant’s and the Bank's matching contributions, as well as allocations of net investment earnings (losses) and administrative expenses. The allocations of employer contributions are based on both participant contributions and participant compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participants are permitted to select among various investment alternatives offered within the Plan. Each alternative has separate investment objectives.

(1) Description of Plan (continued)

(e)Vesting

Participants are 100% vested immediately in their contributions and the earnings or losses thereon. Bank contributions and earnings or losses thereon generally vest 25% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service. In addition, upon retirement at age 65 or later, or in the event of death or permanent disability, participants have a 100% vested interest in the Bank’s contributions and the earnings or losses thereon. In the event of resignation or discharge prior to age 65, a participant who completed at least five years of service has a 100% vested interest in the Bank’s contributions and earnings or losses thereon. Such vested interest is generally reduced by 25% for each year of service less than five years. Benefits are generally paid in the form of an annuity, lump-sum distribution, or installments.

(f)Forfeitures

Forfeitures of nonvested Bank contributions are used to reduce subsequent employer contributions. At December 31, 2022 and 2021, the forfeited nonvested account totaled $40,959 and $105,826, respectively. During the year ended December 31, 2022, the Bank's contribution was reduced by $246,972 of forfeitures.

(g)Notes Receivable from Participants

In accordance with the Plan document, the minimum amount a participant can borrow is $1,000. The maximum amount a participant can borrow is the lesser of $50,000 or 50% of the vested balance of their account. The loans are secured by the balance in the participant’s account. The rate of interest for the term of the loan will be established as of the loan date.

(h)Payment of Benefits

During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59½ or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document.
Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1st of the calendar year following the calendar year in which they attain age 70½, except to the extent that their vested account balance as of the date of termination is less than $1,000, in which case their interest in the Plan will be cashed out and payment forwarded to the participant. On termination of service due to death, the value of the entire account will be payable to the participant’s beneficiary in the form of a lump-sum payment, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021

(1) Description of Plan (continued)
(i)Hardship Withdrawals

Under certain conditions, participants, while still employed by the Bank, are permitted to withdraw, in a single sum, the employee contribution portion of their account balance. These conditions include unreimbursed medical expenses, the purchase of a principal residence, the payment of post secondary education tuition or to prevent eviction from or foreclosure on a principal residence.

(j)Administrative Costs

Participants who take a loan from the Plan incur a one-time fee for establishing the loan as well as a quarterly loan administrative fee. These fees are charged directly to the individual participant’s accounts. Significant administrative expenses of the Plan have been paid by the Plan sponsor. Such costs primarily relate to audit fees and use of Bank personnel to administer and account for the Plan.

(2) Summary of Significant Accounting Policies
The following are the significant accounting policies followed by the Plan:
(a)Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, which is in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
(b)Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Plan administrator to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(c)Investment Valuation

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
(d)Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. As of December 31, 2022, interest rates charged on participant loans ranged between 4.00% and 8.25%, with maturities through February 27, 2031. As of December 31, 2021, interest rates charged on participant loans ranged between 4.00% and 7.50%, with maturities through February 27, 2031. No allowance for credit losses have been recorded as of December 31, 2022 and 2021.

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021
(2) Summary of Significant Accounting Policies (continued)

(e)Risks and Uncertainties

The Plan invests in various investment securities, including mutual funds and common stock of Columbia Financial, Inc., the parent company of the Bank. These investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the parent company of the Bank.

(f)Income Recognition
Purchases and sales of investments, and related realized gains and losses, are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes gains and losses on investments bought and sold as well as held during the year.

(g)Payment of Benefits

Benefit payments are recorded when paid.

(3) Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP, which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three levels of inputs that may be used to measure fair values:

•Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible on the measurement date.

•Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar instruments in markets that are active or not active, or inputs that are observable or can be corroborated by observable market data for substantially for the full term of the asset or liability.

•Level 3 - Prices or valuation techniques that require unobservable inputs that are both significant to the fair value measurement and unobservable (i.e., supported by minimal or no market activity). Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021
(3) Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2022 and 2021:

	December 31, 2022
	Total	Level 1	Level 2	Level 3

Common stock	$20,368,498	$20,368,498	$—	$—
Mutual funds	95,040,527	95,040,527	—	—
Total investments at fair value	$115,409,025	$115,409,025	$—	$—

	December 31, 2021
	Total	Level 1	Level 2	Level 3

Common stock	$21,492,020	$21,492,020	$—	$—
Mutual funds	117,006,712	117,006,712	—	—
Total investments at fair value	$138,498,732	$138,498,732	$—	$—

Following is a description of the valuation methodologies used for assets measured at fair value.

•Common stock is valued at the closing price reported on the active market on which individual securities are traded.

•Mutual funds are measured based on exchange quoted prices available in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in different fair value measurement at the reporting date. There have been no changes in methodologies used at December 31, 2022 and 2021. For the years ended December 31, 2022 and 2021, there were no significant transfers between levels.

(4) Plan Termination

The Bank has not expressed any intention to discontinue the Plan; however, it has the right under the Plan to terminate or discontinue its contributions to the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, Plan participants will become 100% vested in their Bank contribution accounts and are entitled to full distribution of such amounts.

(5) Tax Status
The Company adopted a nonstandardized volume submitter profit sharing plan with the Cash or Deferred Arrangement (CODA) sponsored by Newport Group Inc. An opinion letter dated March 31, 2014 was received from the IRS as to the prototype plan's qualified status. Although the prototype plan and the Plan have been amended since the issuance of the IRS determination letter, the Plan administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the IRC and is relying on this opinion letter. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021
(5) Tax Status (continued)

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and
2021 there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by federal and New Jersey tax jurisdictions; however, there are currently no audits for any tax periods in progress.

(6) Related-Party Transactions and Exempt Party-in-Interest Transactions

The Plan owns 942,066 and 1,030,298 shares of Columbia Financial, Inc. common stock as of December 31, 2022 and 2021, respectively. During 2022, the Plan purchased 10,111 shares of stock at an aggregate cost of $215,804 and sold 98,341 shares of stock for total proceeds of $2,114,861. The Bank pays for fees for accounting and the administrative services. Additionally, certain employees and officers of the Bank, who are also participants in the Plan, perform administrative services for the Plan at no cost. Fees paid by the Plan for the investment management services are included in net depreciation in fair value of investments. Notes receivable from participants held by the Plan also reflect party-in-interest transactions.

Certain Plan investments were invested in funds managed by FMTC. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The plan has an agreement with the FMTC, whereby FMTC provides the Plan a reimbursement of certain expenses charged to the Plan by the Plan's investments, as defined in the agreement. The amounts received from the trustee may be utilized to pay Plan adminstrative expenses and may also be allocated to participants that have an account balance as of a certain date at the discretion of the Company. At December 31, 2022, the arrangement resulted in other income of $171,511.

(7) Nonexempt Transactions

As reported on the supplemental Schedule of Delinquent Participant Contributions (Schedule H, Line 4a) certain Plan contributions for the year ended December 31, 2021 were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. As of the date of this report, the $946 in delinquent contributions for the year ended December 31, 2021 is still pending correction.

(8) Subsequent Events

Management has evaluated events and transactions from December 31, 2022 through June 28, 2023, the date these financial statements were issued, and concluded that no material events had occurred that would require disclosure.

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
EIN: 22-0900560
Plan No: 002
Year Ended December 31, 2022

		Total that constitutes nonexempt prohibited transactions			Total fully corrected under the Voluntary Fiduciary Correction Program ("VFCP") and Prohibited Transaction Exemption 2002-51
Participant contributions transferred late to the Plan	Check here if late participant loan repayments are included	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP

$946		$946	$—

See accompanying report of independent registered public accounting firm.

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 22-0900560
Plan No: 002
December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description of Investment	Cost	Current Value

*	Columbia Financial, Inc.	Employer Common Stock	**	$20,368,498
	Mutual Funds:
	Fidelity	Fidelity 500 Index Fund	**	5,244,094
	Fidelity	Fidelity Capital & Income	**	1,275,784
	Fidelity	Extended Market Index	**	2,141,364
	Fidelity	Global Ex U.S. Index	**	336,450
	Fidelity	Fidelity Govt Money Market	**	7,619,474
	Fidelity	Fidelity U.S. Bond Index	**	2,060,516
	Fidelity	Fidelity GNMA Fund	**	1,068,124
	Fidelity	Fidelity Freedom Income	**	755,203
	Fidelity	Fidelity Freedom 2005	**	66,409
	Fidelity	Fidelity Freedom 2010	**	535,413
	Fidelity	Fidelity Freedom 2015	**	125,656
	Fidelity	Fidelity Freedom 2020	**	5,684,776
	Fidelity	Fidelity Freedom 2025	**	6,027,457
	Fidelity	Fidelity Freedom 2030	**	5,868,993
	Fidelity	Fidelity Freedom 2035	**	1,767,895
	Fidelity	Fidelity Freedom 2040	**	2,608,311
	Fidelity	Fidelity Freedom 2045	**	2,328,336
	Fidelity	Fidelity Freedom 2050	**	2,454,013
	Fidelity	Fidelity Freedom 2055	**	1,536,503
	Fidelity	Fidelity Freedom 2060	**	1,471,695
	Fidelity	Fidelity Freedom 2065	**	55,363
	Fidelity	Fidelity Balanced	**	5,885,781
	Fidelity	Fidelity Equity-Income	**	4,942,251
	Fidelity	Fidelity Large Growth	**	1,920,104
	Fidelity	Fidelity Blue Chip Growth	**	7,810,259
	Fidelity	Fidelity Capital Appreciation	**	4,660,673
	Fidelity	Fidelity Growth Company Fund	**	8,625,069
	Fidelity	Fidelity OTC Portfolio	**	4,980,844
	Fidelity	Fidelity Diversified International	**	1,930,125
	Pimco	Pimco Long-Term U.S. Government Fund	**	773,349
	Pimco	Pimco Real Return Instl	**	563,630
	Royce	Royce Pennsylvania Mutual Fund	**	671,641
	UBS	UBS U.S. Small Cap Growth Fund	**	795,423
	Vertus	Ceredex Mid-Cap Value Equity	**	449,549
		Total mutual funds		95,040,527
*	Participant loans	Interest rates range from 4.00% to 8.25% with maturities through February 27, 2031	-	339,838
		Total assets held		$115,748,863
* Party-in-interest
** Historical cost has not been presented since all investments are participant-directed.
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date:	June 28, 2023	Columbia Bank
Savings and Investment Plan

Jenifer W. Walden
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm - CohnReznick LLP